Exhibit 99.2

ASM International N.V.

ASM INTERNATIONAL REPORTS

THIRD QUARTER 2009 OPERATING RESULTS

ALMERE, THE NETHERLANDS, October 29, 2009 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2009 (unaudited) operating results in accordance with US GAAP.

•	Third quarter of 2009 net sales of EUR 180.2 million, up 51% from the second quarter of 2009 and down 5% from the third quarter of 2008. Front-end sales were up 37%, Back-end sales were up 55%;

•	Restructuring expenses of EUR 9.2 million were incurred and an inventory impairment charge of EUR 5.9 million was recognized in the third quarter of 2009;

•

Net loss (allocated to the shareholders of the parent) of the third quarter of 2009 was EUR 15.8 million, or EUR 0.31 diluted net loss per share, as compared to net loss of EUR 55.7 million, or EUR 1.08 diluted net loss per share for the second quarter of 2009 and net earnings of EUR 2.4 million or EUR 0.05 diluted net earnings per share for the third quarter of 2008;

•

Bookings in the third quarter of 2009 were EUR 204.5 million, up 31% from the second quarter of 2009. Bookings from our Front-end segment were up 98% and bookings from our Back-end segment were up 20%. Quarter-end backlog was EUR 146.6 million, up 20% from the end of the previous quarter.

Investor Contacts:

Erik Kamerbeek

Investor Relations

+31 88 100 8500

Mary Jo Dieckhaus

Investor Relations

+1 212-986-290

Media Contact:

Ian Bickerton

+31 625 018 512

Commenting on the Company’s operating results, Chuck del Prado, President and Chief Executive Officer of ASM International, said “Commenting on the company’s operating results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “ASM’s overall results are improving as a result of the market upturn and the restructuring program that is being executed.”

“In Front-end we see improvement in terms of sales and bookings. Front-end bookings almost doubled compared to the albeit low Q2-levels. Also we are on schedule with our cost reduction as part of the PERFORM! program. At the same time we are making inroads with new technologies positioning our front-end products and processes for the 32nm production ramps of our customers.”

“Back-end’s strong performance reflects continued solid business momentum from both the semiconductor assembly and packaging segment, and adjacent markets such as LED. In addition to reporting substantial growth in quarterly sales, Back-end significantly expanded its operating leverage as margins grew, driven by strong equipment and leadframe demand and aggressive cost-cutting measures implemented earlier this year”.

All amounts in this press release are rounded to the nearest thousand or million euro; therefore amounts may not equal (sub) totals due to rounding.

The following table shows the operating performance for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Q3 2008	Q2 2009	Q3 2009	% Change Q2 2009 to Q3 2009		% Change Q3 2008 to Q3 2009
Net sales	190.0	119.5	180.2	51%		(5)%
Gross profit before impairment of inventories	68.7	33.7	69.0	105%		0%
Gross profit margin %	36.2%	28.2%	38.3%	10.1	pt 1)	2.1	pt 1)
Impairment inventories	—	(20.6)	(5.9)
Gross profit	68.7	13.1	63.1	382%		(8)%
Selling, general and administrative expenses	(30.7)	(25.7)	(28.2)	10%		(8)%
Research and development expenses	(18.8)	(14.6)	(15.2)	4%		(19)%
Amortization of other intangible assets	(0.1)	(0.2)	(0.0)
Impairment of goodwill	—	—	—
Restructuring expenses	—	(15.4)	(9.2)

Earnings from operations	19.1	(42.7)	10.5
Net earnings (loss) 2)	2.4	(55.7)	(15.8)
Net earnings (loss) 2) per share, diluted	0.05	(1.08)	(0.31)
New orders	176.2	155.8	204.5	31%		16%
Backlog at end of period	160.8	122.4	146.6	20%		(9)%

1)	Percentage point change

2)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Q3 2008	Q2 2009	Q3 2009	% Change Q2 2009 to Q3 2009	% Change Q3 2008 to Q3 2009
Front-end	63.4	27.6	37.8	37%	(40)%
Back-end	126.6	91.9	142.5	55%	13%

Total net sales	190.0	119.5	180.2	51%	(5)%

During the third quarter of 2009, net sales of wafer processing equipment (Front-end segment) represented 21% of total net sales and sales of assembly and packaging equipment and materials (Back-end segment) represented 79% of total net sales.

Due to increasing customers activity in the third quarter of 2009 additional sales in our Front-end segment were realized.

In our Back-end segment the early signs of strengthening order in-flows which started during the second quarter have gathered further momentum as we entered the second half of the year. During the past three months, our Back-end segment has seen a spectacular surge in orders and a substantial leap in quarter-on-quarter growth.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the third quarter of 2009 as compared to the third quarter of 2008 impacted total net sales by 8%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Gross profit Q3 2008	Gross profit before impairment inventories Q2 2009	Gross profit before impairment inventories Q3 2009	Gross profit margin Q3 2008	Gross profit margin Q2 2009	Gross profit margin Q3 2009	Increase or (decrease) percentage points Q2 2009 to Q3 2009	Increase or (decrease) percentage points Q3 2008 to Q3 2009
Front-end	20.3	0.4	6.7	32.1%	1.7%	17.7%	16.0	(14.4)
Back-end	48.4	33.3	62.3	38.2%	36.2%	43.7%	7.5	5.5

Total gross profit	68.7	33.7	69.0	36.2%	28.2%	38.3%	10.1	2.1

The decrease in the gross profit margin excluding the impairment of inventories of our Front-end segment in the third quarter of 2009 is the result of the relative low sales level, the mix of products sold and the absorption of our manufacturing overhead compared with the third quarter of 2008. As a result of the current prolonged contraction in the market and strategic focus on certain of our product configurations an additional impairment of inventories has been recorded of EUR 5.9 million in the third quarter of 2009, resulting in a gross profit margin of EUR 0.8 million or 2.1% of net sales.

Gross margins of our Back-end segment have further improved in the third quarter of 2009. With the overall improvement in the performance, gross margin during the quarter has exceeded the same quarter last year by a wide margin. Improvement in gross margin was a direct result of higher production volume, lower metal prices and our cost reduction effort.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Q3 2008	Q2 2009	Q3 2009	% Change Q2 2009 to Q3 2009	% Change Q3 2008 to Q3 2009
Front-end	16.5	14.7	14.7	—	(11)%
Back-end	14.2	11.0	13.5	23%	(5)%

Total selling, general and administrative expenses	30.7	25.7	28.2	10%	(8)%

As a percentage of net sales, selling, general and administrative expenses were 16% in the third quarter of 2009 and 21% in the second quarter of 2009 and 16% in the third quarter of 2008.

Selling, general and administrative expenses of our Front-end segment were on the same level as the second quarter of 2009. The lower level of expenses compared to the third quarter of 2008 reflect our focus to reduce our expenses given the current market circumstances, including the further reduction of headcount of the Front-end segment.

The decrease in the Back-end segment compared with the third quarter of 2008 is the result of the implementation of major costs reduction programs, initiated after the market downturn in the second half of 2008. Compared with the second quarter of 2009 the selling, general administrative expenses increased as a result of increased activities.

Headcount of the Front-end segment was further reduced by 5% in the third quarter of 2009.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Q3 2008	Q2 2009	Q3 2009	% Change Q2 2009 to Q3 2009	% Change Q3 2008 to Q3 2009
Front-end	10.7	8.1	7.5	(7)%	(30)%
Back-end	8.1	6.5	7.7	18%	(5)%

Total research and development expenses	18.8	14.6	15.2	4%	(19)%

As a percentage of net sales, research and development expenses were 8% in the third quarter of 2009, 12% in the second quarter of 2009 and 10% in the third quarter of 2008.

The decrease in the Front-end segment from the second quarter of 2009 and the third quarter of 2008 is the result of the prioritisation of research and development projects.

At the Back-end segment the research and development expenses in the third quarter of 2009 were at a higher level as compared to the second quarter of 2009 as a result of the increased activity.

Restructuring Expenses. In 2009 ASMI is implementing a major restructuring in our Front-end segment as announced on January 9, 2009 and on July 20, 2009. Related to these restructuring plans, an amount of EUR 9.2 million restructuring expenses was recorded in the third quarter of 2009. These charges include EUR 5.8 million in one-time employee termination benefit obligations, EUR 2.4 million in non cash fixed asset impairment charges and EUR 1.0 million in other transition charges.

In the second quarter of 2009 an amount of EUR 15.4 million restructuring expenses was recorded. This charge consisted of EUR 7.8 million in one-time employee termination benefit, EUR 2.3 million in non cash fixed asset impairment charges and EUR 4.3 million related to the intended management buy-out of our RTP business and EUR 1.0 million in other transition expenses. In the first quarter of 2009 an amount of EUR 4.1 million restructuring charges was recognized, mainly related to one-time employee termination benefit obligations.

Earnings (Loss) from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Q3 2008	Q2 2009	Q3 2009	Change Q2 2009 to Q3 2009	Change Q3 2008 to Q3 2009
Front-end:
Excluding impairments and restructuring charges	(7.0)	(22.5)	(15.5)	7.0	(8.5)
Impairments and restructuring	—	(36.0)	(15.1)	20.9	(15.1)

Including impairments and restructuring	(7.0)	(58.5)	(30.6)	27.9	(23.6)
Back-end	26.1	15.8	41.1	25.3	15.0

Total earnings (loss) from operations	19.1	(42.7)	10.5	53.2	(8.6)

Net Earnings (Loss) (allocated to the shareholders of the parent). The following table shows net earnings (loss) for our Front-end and Back-end segments for the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions)	Q3 2008	Q2 2009	Q3 2009	Change Q2 2009 to Q3 2009	Change Q3 2008 to Q3 2009
Front-end:
Excluding impairments, restructuring and fair value change Conversion option	(9.5)	(23.9)	(14.6)	9.3	(5.1)
Impairments and restructuring	—	(34.9)	(15.1)	19.8	(15.1)
Fair value change Conversion option	—	(4.7)	(5.4)	(0.7)	(5.4)

Including impairments, restructuring and fair value change Conversion option	(9.5)	(63.5)	(35.1)	28.4	(25.6)
Back-end	11.9	7.8	19.3	11.5	7.4

Total net earnings (loss) 1)	2.4	(55.7)	(15.8)	39.9	(18.2)

1)	allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.87% ownership of ASM Pacific Technology.

Nine months ended September 30, 2009

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions, except earnings per share)	Nine months ended September 30,
	2008	2009	% Change
Net sales	596.4	388.8	(35)%
Gross profit before impairment of inventories	226.3	124.0	(45)%
Gross profit margin %	38.0%	31.9%	(6.1	) pt
Impairment inventories	—	(26.5)	—
Gross profit	226.3	97.5	(57)%
Selling, general and administrative expenses	(91.6)	(79.1)	14%
Research and development expenses	(56.1)	(46.3)	17%
Amortization of other intangible assets	(0.4)	(0.3)	nm
Impairment of goodwill	(1.4)	—	—
Restructuring expenses	—	(28.8)	—

Earnings from operations	76.9	(56.9)	—
Net earnings (loss) 1)	24.7	(94.8)	—
Net earnings (loss) per share, diluted1)	0.47	(1.84)	—
New orders	556.8	444.7	(20)%
Backlog at end of period	160.8	146.6	(9)%

1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions)	Nine months ended September 30,
	2008	2009	% Change
Front-end	224.4	111.1	(50)%
Back-end	372.1	277.7	(25)%

Total net sales	596.4	388.8	(35)%

During the nine months ended September 30, 2009 net sales of wafer processing equipment (Front-end segment) represented 29% of total net sales and sales of assembly and packaging equipment and materials (Back-end segment) represented 71% of total net sales.

The market conditions in the semiconductor industry impacted the sales levels in the first nine months ended September 30, 2009 compared to the same period in 2008. Lower sales levels of 50% in our Front-end segment and 25% in our Back-end segment were recorded. In our Front-end segment the decrease continued quarter over quarter and are noticed in all product lines. In the Back-end segment the nine months period ended September 30, 2009 started with weak sales levels and rebounded in the second and third quarter of 2009 as market conditions improved significantly in the assembly and packaging equipment industry due to the stimulus packages implemented by the Chinese government. The improvement in the third quarter is more broad-based on a geographical basis.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first nine months of 2009 as compared to the same period of 2008 impacted total net sales by 10%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions)	Nine months ended September 30,
	Gross profit		Gross profit margin
	2008	2009 excluding impairment charges inventories	2008	2009	Increase or (decrease) percentage points
Front-end	73.5	19.3	32.8%	17.4%	(15.4	) pt
Back-end	152.9	104.8	41.1%	37.7%	(3.4	) pt

Total gross profit	226.3	124.0	38.0%	31.9%	(6.1	) pt

The decrease in the gross profit margin excluding the impairment of inventories of our Front-end segment in the second and third quarter of 2009 is the result of the low sales level, the mix of products sold and the absorption of our manufacturing overhead. As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories has been recorded of EUR 26.5 million in the nine months ended September 30, 2009. In our Back-end segment gross margins have decreased during the nine months ended September 30, 2009 compared to the same period in 2008 due to the industry dynamics, however rebounded during the second and third quarter of 2009.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions)	Nine months ended September 30,
	2008	2009	% Change
Front-end	50.8	45.2	(11)%
Back-end	40.7	33.9	(17)%

Total selling, general and administrative expenses	91.6	79.1	(14)%

As a percentage of net sales, selling, general and administrative expenses were 20% in the first nine months of 2009 and 15% in the same period of 2008.

Selling, general and administrative expenses of our Front-end segment decreased as a result of our focus to reduce our expenses given the current market circumstances, including the reduction of headcount of the Front-end segment in the first nine months of 2009.

The decrease in the Back-end segment compared with the same period in 2008 is the result of the implementation of major costs reduction programs.

Headcount of the Front-end segment was reduced by 19% in the first nine months of 2009.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions)	Nine months ended September 30,
	2008	2009	% Change
Front-end	33.4	25.6	(23)%
Back-end	22.7	20.7	(9)%

Total research and development expenses	56.1	46.3	(17)%

As a percentage of net sales, research and development expenses were 12% in the first nine months of 2009 and 9% in the first nine months of 2008.

The decrease in the Front-end segment is the result of the prioritisation of research and development projects. The reduction in the Back-end segment is result of cost reduction efforts.

Restructuring Expenses. In 2009 ASMI is implementing a major restructuring in our Front-end segment as announced on January 9, 2009 and on July 20, 2009. Related to these restructuring plans, an amount of EUR 28.8 million restructuring expenses was recorded in the nine months ended September 30, 2009. These charges include EUR 17.6 million in one-time employee termination benefit obligations, EUR 4.7 million in non cash fixed asset impairment charges, EUR 4.3 million related to the intended management buy-out of our RTP business and EUR 2.2 million in other transition expenses.

Earnings (Loss) from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions)	Nine months ended September 30,
	2008	2009	Change
Front-end:
Excluding impairments and restructuring charges	(12.5)	(52.0)	(39.5)
Impairments and restructuring charges	—	(55.2)	(55.2)

Including impairments and restructuring charges	(12.5)	(107.2)	(94.7)

Back-end	89.4	50.2	(39.2)

Total earnings (loss) from operations	76.9	(56.9)	(133.8)

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the nine months ended September 30, 2009 compared to the same period in 2008:

(EUR millions)	Nine months ended September 30,
	2008	2009	Change
Front-end:
Excluding impairments, restructuring charges and fair value change conversion option	(17.3)	(53.0)	(35.7)
Impairments and restructuring charges	—	(55.2)	(55.2)
Fair value change conversion options	—	(9.5)	(9.5)

Including impairments, restructuring charges and fair value change conversion options	(17.3)	(117.7)	(100.4)

Back-end	42.0	22.9	(19.1)

Total earnings (loss) 1)	24.7	(94.8)	(119.5)

1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.87% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the third quarter of 2009 and the backlog at the end of the third quarter of 2009 as compared to the second quarter of 2009 and the third quarter of 2008:

(EUR millions, except book-to-bill ratio)
	Q3 2008	Q2 2009	Q3 2009	% Change Q2 2009 to Q3 2009	% Change Q3 2008 to Q3 2009
Front-end:
New orders for the quarter	63.0	22.1	43.7	98%	(31)%
Backlog at the end of the quarter	74.8	36.2	42.1	16%	(44)%
Book-to-bill ratio (new orders divided by net sales)	0.99	0.80	1.16
Back-end:
New orders for the quarter	113.2	133.7	160.8	20%	42%
Backlog at the end of the quarter	86.0	86.2	104.5	21%	22%
Book-to-bill ratio (new orders divided by net sales)	0.89	1.45	1.13
Total
New orders for the quarter	176.2	155.8	204.5	31%	16%
Backlog at the end of the quarter	160.8	122.4	146.6	20%	(9)%
Book-to-bill ratio (new orders divided by net sales)	0.93	1.30	1.13

The following table shows the level of new orders during the nine months ended September 30, 2008 and 2009 and the backlog at September 30, 2008 and 2009 and the percentage change:

(EUR millions, except book-to-bill ratio)	Nine months ended September 30,
	2008	2009	% Change
Front-end:
New orders	200.0	100.2	(50)%
Backlog at September 30	74.8	42.1	(44)%
Book-to-bill ratio (new orders divided by net sales)	0.89	0.90
Back-end:
New orders	356.8	344.5	(3)%
Backlog at September 30	86.0	104.5	22%
Book-to-bill ratio (new orders divided by net sales)	0.96	1.24
Total
New orders	556.8	444.7	(20)
Backlog at September 30	160.8	146.6	(9)%
Book-to-bill ratio (new orders divided by net sales)	0.93	1.14

Liquidity and capital resources

Net cash provided by operations was EUR 32.0 million for the third quarter of 2009 as compared to EUR 47.7 million for the third quarter of 2008. For the nine months ended September 30, 2009 net cash provided by operations was EUR 31.5 million as compared to EUR 109.2 million for the comparable period in 2008. These decreases result mainly from the decreased earnings, partly offset by cash inflows from lower working capital.

Net cash used in investing activities was EUR 2.0 million for the third quarter of 2009 as compared to EUR 8.3 million for the third quarter of 2008. For the nine months period ended September 30, 2009 net cash used in investing activities was EUR 7.3 million compared to EUR 23.7 million in the same period last year. The decrease results mainly from lower capital expenditures.

Net cash used in financing activities was EUR 12.1 million for the third quarter of 2009 as compared to net cash used in financing activities of EUR 26.8 million for the third quarter of 2008. For the nine months period ended September 30, 2009 net cash used in financing activities was EUR 29.7 million, in the same period of 2008 this was EUR 83.9 million. During the first nine months of 2008, EUR 36.5 million was spent on the repurchase of treasury shares and EUR 13.5 million was spent on the repayment of debt.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 208.1 million at June 30, 2009 to EUR 194.3 million at September 30, 2009. The decrease includes the (non-cash) impairment of EUR 26.5 million in inventories in the second (EUR 20.6 million) and the third quarter (EUR 5.9 million) of 2009 and the balance of lower manufacturing and sales levels in the Front-end segment and the higher manufacturing and sales levels in the Back-end segment. The number of outstanding days of working capital, measured based on annual sales, decreased from 138 days at June 30, 2009 to 131 days at September 30, 2009. For the same period, our Front-end segment decreased from 163 days to 160 days. Our Back-end segment decreased from 123 days to 117 days.

At September 30, 2009, the Company’s principal sources of liquidity consisted of EUR 147.7 million in cash and cash equivalents and EUR 79.5 million in undrawn bank lines. Approximately EUR 86.9 million of the cash and cash equivalents and EUR 26.4 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 16.7 million of the cash and cash equivalents and EUR 8.1 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Change in accounting policies

As per January 1, 2009, ASMI applies FAS 160 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the minority interest. Previously, net income attributable to the minority interest generally was reported as an expense in arriving at consolidated net income.

As per January 1, 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

The Company’s convertible subordinated notes include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense (for Q3, 2009 EUR 0.8 million). The conversion option is measured at market value through the income statement (revaluation loss in Q3, 2009 EUR 5.4 million).

Outlook

For the Company as a whole we expect the fourth quarter to be at least in line with the third quarter. Visibility beyond the fourth quarter remains limited and therefore we are not in a position to give guidance beyond that period at this stage.

The fourth quarter performance for Front-end is expected to modestly further improve in terms of sales, bookings and operating result. We continue to vigorously execute on our cost reduction program towards our target of at least 40% reduction by the first half of 2010 compared to the Q4 2008 run rate.

In Back-end, we expect business levels to remain strong in the fourth quarter driven by healthy product demand from both semiconductor and non-IC customers. We are confident that our diversified product and customer base, as well as capacity additions coming on stream by year-end, will continue to support Back-end’s leading industry position in 2010.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

Tuesday, November 3, 2009 at 15:00 Continental European Time (9:00 a.m. US Eastern Time).

The teleconference dial-in numbers are as follows:

United States – +1 866.966.5335

International – + 44 (0)20 3023 4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 17, 2009.

The replay dial-in numbers are:

United States – +1 866.583.1035

International – + 44 (0)20 8196 1998

Access Code: 117327#

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)				In Euro
	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	189,953	180,209	596,432	388,815
Cost of sales	(121,262)	(117,083)	(370,099)	(291,269)

Gross profit	68,691	63,127	226,333	97,546
Operating expenses:
Selling, general and administrative	(30,633)	(28,212)	(91,552)	(79,084)
Research and development	(18,822)	(15,178)	(56,105)	(46,326)
Amortization of other intangible assets	(115)	(26)	(358)	(319)
Impairment of goodwill	—	—	(1,395)	—
Restructuring expenses	—	(9,220)	—	(28,762)

Total operating expenses	(49,570)	(52,637)	(149,410)	(154,491)

Earnings (loss) from operations	19,121	10,490	76,924	(56,946)
Net interest expense	(840)	(1,514)	(2,584)	(4,487)
Accretion of interest convertible	—	(828)	—	(2,869)
Revaluation conversion option	—	(5,381)	—	(9,463)
Foreign currency exchange gains (losses)	(437)	(103)	(34)	(1,100)

Earnings (loss) before income taxes	17,844	2,664	74,305	(74,865)
Income tax benefit (expense)	(4,929)	(1,276)	(12,788)	487

Net earnings (loss)	12,915	1,388	61,517	(74,378)

Allocation of net earnings (loss)
Shareholders of the parent	2,421	(15,817)	24,656	(94,820)
Minority interest	10,494	17,205	36,861	20,442

Net earnings (loss) per share, allocated to the shareholders of the parent:
Basic net earnings (loss)	0.05	(0.31)	0.47	(1.84)
Diluted net earnings (loss) (1)	0.05	(0.31)	0.47	(1.84)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,793	51,610	52,477	51,609
Diluted (1)	51,993	51,610	52,658	51,609

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended and nine months ended September 30, 2009, the effect of a potential conversion of convertible debt into 7,221,492 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended September 30, 2009 with 158,518 common shares and for the nine months ended September 30, 2009 with 112,975 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31, 2008	September 30, 2009
		(unaudited)
Assets
Cash and cash equivalents	157,277	147,653
Accounts receivable, net	172,603	144,493
Inventories, net	197,700	151,263
Income taxes receivable	108	91
Deferred tax assets	4,685	6,062
Other current assets	27,323	28,437

Total current assets	559,696	477,999
Debt issuance costs	1,353	924
Deferred tax assets	2,285	8,077
Other intangible assets	7,918	9,652
Goodwill, net	47,989	46,704
Property, plant and equipment, net	148,557	117,437

Total Assets	767,798	660,793

Liabilities and Shareholders’ Equity
Notes payable to banks	16,858	14,702
Accounts payable	69,718	65,789
Accrued expenses	56,657	63,285
Advance payments from customers	5,728	11,777
Deferred revenue	4,979	1,981
Income taxes payable	26,964	20,485
Current portion of long-term debt	6,763	20,043

Total current liabilities	187,667	198,062
Pension liabilities	6,490	5,944
Deferred tax liabilities	539	300
Long-term debt	23,268	17,499
Convertible subordinated debt	106,793	80,244
Conversion option	—	12,010

Total Liabilities	324,757	314,060
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 54,275,131 and 51,722,131 shares	2,171	2,069
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding 21,985 shares and none	220	—
Capital in excess of par value	324,707	287,480
Treasury shares at cost	(37,215)	(1,549)
Retained earnings	92,111	5,180
Accumulated other comprehensive loss	(64,092)	(68,452)

Total Shareholders’ Equity	317,902	224,728
Minority interest	125,139	122,005

Total Equity	443,041	346,733

Total Liabilities and Equity	767,798	660,793

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)				In Euro
	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	12,915	1,388	61,517	(74,378)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	8,175	7,981	23,836	25,597
Amortization of other intangible assets	367	212	1,098	1,164
Impairment of property, plant and equipment	—	2,378	—	4,690
Impairment of goodwill	—	—	1,395	—
Impairment of inventories	—	5,856	—	26,485
Addition provision restructuring expenses	—	8,558	—	19,321
Release provision restructuring expenses	—	—	—	—
Amortization of debt issuance costs	144	124	577	390
Amortization transition obligation SFAS 158 (Pensions)	—	41	—	122
Compensation expense employee stock option plan	511	538	1,391	1,711
Compensation expense employee share incentive scheme ASMPT	2,291	1,169	5,386	2,806
Revaluation conversion option	—	5,381	—	9,463
Additional non-cash interest convertible	—	828	—	2,869
Income taxes	3,838	4,710	5,787	(5,535)
Deferred income taxes	591	(3,752)	(2)	(7,626)
Changes in other assets and liabilities:
Accounts receivable	19,247	(25,568)	40,945	22,051
Inventories	5,779	5,253	454	12,823
Other current assets	3,912	(1,040)	(3,204)	(2,041)
Accounts payable and accrued expenses	(5,096)	20,245	(24,460)	(5,254)
Advance payments from customers	(2,351)	4,930	(188)	6,572
Deferred revenue	(2,660)	(377)	(5,543)	(2,931)
Pension liabilities	72	(498)	194	(424)
Payments out of restructuring provision	—	(6,390)	—	(6,390)

Net cash provided by operating activities	47,734	31,967	109,182	31,484

Cash flows from investing activities:
Capital expenditures	(7,775)	(2,055)	(24,392)	(4,661)
Purchase of intangible assets	(1,056)	(77)	(2,870)	(2,864)
Disposal of investment	410	—	410	—
Proceeds from sale of property, plant and equipment	164	107	3,140	230

Net cash used in investing activities	(8,258)	(2,025)	(23,711)	(7,296)

Cash flows from financing activities:
Notes payable to banks, net	7,673	—	8,179	(1,534)
Repayments of long-term debt and subordinated debt	(9,056)	(1,737)	(13,449)	(5,450)
Sale (Purchase) of treasury shares	(4,435)	35	(36,453)	35
Dividend tax paid on withdrawal of treasury shares	—	(10)	—	(3,409)
Proceeds from issuance (withdrawal) of preferred shares	—	(220)	220	(220)
Proceeds from issuance of common shares	87	—	1,039	—
Dividend to minority shareholders	(21,057)	(10,130)	(43,398)	(19,099)

Net cash used in financing activities	(26,788)	(12,062)	(83,861)	(29,677)
Exchange rate effects	4,733	(2,999)	176	(4,137)

Net increase (decrease) in cash and cash equivalents	17,422	14,882	1,785	(9,626)
Cash and cash equivalents at beginning of period	152,286	132,771	167,922	157,279

Cash and cash equivalents at end of period	169,708	147,653	169,708	147,653

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	(877)	400	938	3,350
Income taxes, net	500	317	7,004	12,674

Non cash investing and financing activities:
Subordinated debt converted	311	—	4,967	—
Subordinated debt converted into number of common shares	23,660	—	372,946	—

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.87% at September 30, 2009, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)			In Euro
Three months ended September 30, 2008	Front-end (unaudited)	Back-end (unaudited)	Total (unaudited)
Net sales to unaffiliated customers	63,332	126,620	189,953
Gross profit	20,336	48,354	68,691
Earnings (loss) from operations	(6,959)	26,079	19,121
Net interest income (expense)	(1,038)	198	(840)
Foreign currency exchange losses	(67)	(369)	(437)
Income tax benefit (expense)	(1,397)	(3,533)	(4,929)
Net earnings (loss)	(9,461)	22,375	12,915
Net earnings (loss) allocated to:
Shareholders of the parent	(9,461)	11,881	2,421
Minority interest	—	10,494	10,494
Capital expenditures and purchase of intangible assets	2,582	6,249	8,831
Depreciation and amortization	4,000	4,541	8,542

Three months ended September 30, 2009	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	37,750	142,460	180,209
Gross profit	796	62,331	63,127
Earnings (loss) from operations	(30,618)	41,108	10,490
Net interest income (expense)	(1,651)	138	(1,514)
Accretion of interest convertible	(828)	—	(828)
Revaluation conversion option	(5,381)	—	(5,381)
Foreign currency exchange gains (losses)	(75)	(28)	(103)
Income tax benefit (expense)	3,438	(4,714)	(1,276)
Net earnings (loss)	(35,115)	36,503	1,388
Net earnings (loss) allocated to:
Shareholders of the parent	(35,115)	19,298	(15,817)
Minority interest	—	17,205	17,205
Capital expenditures and purchase of intangible assets	1,015	1,117	2,132
Depreciation and amortization	3,076	5,117	8,193
Impairment of fixed assets	2,378	—	2,378

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)			In Euro
Nine months ended September 30, 2008	Front-end (unaudited)	Back-end (unaudited)	Total (unaudited)
Net sales to unaffiliated customers	224,381	372,051	596,432
Gross profit	73,481	152,853	226,333
Earnings (loss) from operations	(12,500)	89,423	76,924
Net interest income (expense)	(3,406)	822	(2,584)
Foreign currency exchange gains (losses)	(198)	164	(34)
Income tax benefit (expense)	(1,222)	(11,566)	(12,788)
Net earnings (loss)	(17,326)	78,843	61,517
Net earnings (loss) allocated to:
Shareholders of the parent	(17,326)	41,982	24,656
Minority interest	—	36,861	36,861
Capital expenditures and purchase of intangible assets	11,978	15,284	27,262
Depreciation and amortization	11,295	13,640	24,934
Impairment of goodwill	1,395	—	1,395
Cash and cash equivalents	123,894	45,814	169,708
Capitalized goodwill	10,120	37,131	47,251
Other intangible assets	4,979	617	5,596
Other identifiable assets	279,315	316,014	595,329
Total assets	418,308	399,576	817,884
Total debt	184,179	—	184,179
Headcount in full-time equivalents (1)	1,690	10,564	12,254

Nine months ended September 30, 2009	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	111,130	277,685	388,815
Gross profit	(7,229)	104,774	97,546
Earnings (loss) from operations	(107,187)	50,241	(56,946)
Net interest income (expense)	(4,840)	352	(4,487)
Accretion of interest convertible	(2,869)	—	(2,869)
Revaluation conversion option	(9,463)	—	(9,463)
Foreign currency exchange losses	(305)	(795)	(1,100)
Income tax benefit (expense)	6,915	(6,428)	487
Net earnings (loss)	(117,748)	43,370	(74,378)
Net earnings (loss) allocated to:
Shareholders of the parent	(117,748)	22,928	(94,820)
Minority interest	—	20,442	20,442
Capital expenditures and purchase of intangible assets	4,318	3,207	7,526
Depreciation and amortization	10,443	16,317	26,760
Impairment of fixed assets	4,690	—	4,690
Cash and cash equivalents	60,706	86,946	147,653
Capitalized goodwill	10,453	36,252	46,704
Other intangible assets	9,349	303	9,652
Other identifiable assets	180,216	276,568	456,784
Total assets	260,724	400,069	660,793
Total debt	144,499	—	144,499
Headcount in full-time equivalents (1)	1,413	9,928	11,341

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

As per 1 January 2009, ASMI applies FAS 160 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the minority interest. Previously, net income attributable to the minority interest generally was reported as an expense in arriving at consolidated net income.

As per 1 January 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

The Company’s convertible subordinated notes include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. The conversion option is measured at market value through the income statement.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP – IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to goodwill, convertible subordinated notes until 31 December 2008, development expenses, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended September 30,		Nine months ended September 30,
(EUR thousands, except per share data)	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	12,915	1,388	61,517	(74,378)
Adjustments for IFRS:
Goodwill	81	—	81	—
Convertible subordinated notes (1)	59,479	—	9,307	—
Development expenses (2)	2,584	1,641	8,455	786
Pensions		20		57
Dividend preferred shares	(4)	(1)	(6)	(5)

Total adjustments	62,140	1,660	17,837	838
IFRS	75,055	3,048	79,354	(73,540)

IFRS allocation of net earnings (loss):
Shareholders	64,561	(14,157)	42,493	(93,982)
Minority interest	10,494	17,205	36,861	20,442
Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	1.23	(0.27)	0.81	(1.82)
Diluted	0.11	(0.27)	0.81	(1.82)

	Total Equity	Total Equity
(euro thousands)	September 30, 2008	September 30, 2009
	(unaudited)	(unaudited)
US GAAP	438,270	346,733
Adjustments for IFRS:
Goodwill	(9,739)	(10,130)
Convertible subordinated notes (1)	836	—
Development expenses	40,578	37,710
Pension plans	820	772
Preferred shares	(220)	—

Total adjustments	32,275	28,352
IFRS	470,545	375,085

(1)	As a result of the application of EITF 07-05 as from 1 January 2009, the accounting treatment of the subordinated convertible notes under US GAAP is equal to the treatment under IFRS

(2)	An impairment charge of EUR 7,530 as result of strategic choices was recognized in the second quarter of 2009

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.